03014326

19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SII Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 Grande Market Drive
(No. and Street)

Appleton, (City) WI (State) 54913 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephan R. Pene (310) 899-8672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000 (Address) Los Angeles, (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AK
3/19/2003

OATH OR AFFIRMATION

I, Stephan R. Pene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SII Investments, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Controller
Title

Notary Public

CINDY ATENCIO
Commission # 1280248
Notary Public - California
Los Angeles County
My Comm. Expires Oct 13, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SII INVESTMENTS, INC.
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Table of Contents

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
SII Investments, Inc.:

We have audited the accompanying statement of financial condition of SII Investments, Inc. (an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SII Investments, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 24, 2003

SII INVESTMENTS, INC.
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2002

Assets

Assets:		
Cash and cash equivalents – unrestricted	$	9,105,999
Cash segregated under federal regulations		385
Commissions receivable		2,451,405
Forgivable notes receivable		2,822,433
Other receivables		412,351
Due from affiliates		869,358
Deferred tax asset		2,119,228
Fixed assets, net of accumulated depreciation of $922,978		1,161,443
Other assets		664,251
Goodwill		7,658,095
Total assets	$	27,264,948

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	4,230,758
Accounts payable and other accrued expenses		2,181,939
Payable to affiliates		161,103
Total liabilities		6,573,800
Stockholder's equity:		
Common stock, no par value. Authorized, issued, and outstanding 15,000 shares		150
Additional paid-in capital		21,735,847
Accumulated deficit		(1,044,849)
Total stockholder's equity		20,691,148
Total liabilities and stockholder's equity	$	27,264,948

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

SII Investments, Inc. (the Company) (an indirect, wholly owned subsidiary of Prudential plc) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH). The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States of America.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market demand deposits, certificates of deposit with maturities of three months or less, and money market mutual funds.

(c) Commission Revenue and Commission Expense

Securities transactions and the related commission revenue and expense are recorded on a trade-date basis.

(d) Marketable Securities

Securities are carried at fair value based on quoted market prices. Any changes in value are reflected in earnings.

(e) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of equipment, leasehold improvements, and software, which are depreciated over three to seven years. Leasehold improvements are depreciated over the life of the lease.

(f) Goodwill

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002. Because of the adoption of SFAS No. 142 there was no amortization of goodwill for the year ended December 31, 2002. The Company tested goodwill for impairment using the two-step process described in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Based on the impairment test, no goodwill impairment was recorded for the year ended December 31, 2002.

(Continued)

(g) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is included in a consolidated federal income tax return with Holborn Delaware Corporation (Holborn), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with Holborn is based on separate return calculations. The Company has the right to reimbursement for the utilization of its losses in the consolidated tax return. Intercompany balances are generally settled on a quarterly basis.

(h) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2) Income Taxes

The temporary differences that give rise to the Company's deferred taxes relate to the treatment of depreciation, accrued expenses, deferred compensation, and the amortization of forgivable loans.

The Company has current taxes payable of $337,920 as of December 31 2002 which is included in accounts payable and other accrued expenses.

(3) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing. The Company promptly transmits all customer funds and securities to Pershing. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent of $250,000, or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. Rule 15c3-1 prohibits a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by Rule 15c3-1. At December 31, 2002, the Company had net capital of $4,574,307, which was $4,136,054 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 1.44 to 1.

(Continued)

SII INVESTMENTS, INC.
(An Indirect, Wholly Owned Subsidiary of Prudential plc)
Notes to Statement of Financial Condition
December 31, 2002

(5) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the loans, the principal and interest, if any, are forgiven over the term of the note. The forgiveness of the notes is contingent upon the continued employment of the representative and the representative achieving agreed-upon production levels measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Interest income on the notes is not recognized unless actually paid to the Company.

(6) Defined Contribution Plans

The Company participates with Jackson National Life Insurance Company (JNL) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(7) Related Party Transactions

The Company participates in the allocation of costs with other wholly owned subsidiaries of NPH in which the other wholly owned subsidiaries allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the wholly owned subsidiaries.

(8) Representative Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year.